Manually Signed

[redacted]

12028477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	September 30, 2013
Estimated average burden	
Hours per response...	608.00

SEC
Mail Processing
Section
DEC 10 2012
Washington DC
402

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Strategic Global Investments, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

8451 Miralani Drive, Suite D, San Diego, CA 92126 858-384-9628
(Address, including zip code, and telephone number,
Including area code of issuer's principal executive office)

Andrew Fellner, 8451 Miralani Drive, Suite D, San Diego CA 92126 760-685-7171
(Name, address, including zip code, and telephone number,
Including area code, of agent for service)

541667
(Primary standard Industrial Classification Number)

59-2624130
(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126

(b) the issuer's officers: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126. Mr. Fellner is President, CFO, Treasurer and Secretary of the Issuer.

(c) the issuer's general partners: None

(d) record owners of 5 percent or more of any class of the issuer's equity securities: Andrew Fellner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126; James Toner, Strategic Global Investments, Inc., 8451 Miralani Dr., Suite D, San Diego, CA 92126

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering: Warren J. Archer, Morella & Associates, Inc., 706 Rochester Road, Pittsburgh, PA 15237

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not Applicable

(k) the underwriter's officers: Not Applicable

(l) the underwriter's general partner's: Not Applicable

(m)counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

Not Applicable.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: California and Florida.

The securities to be offered in connection with this proposed offering shall be offered by the officer of the Company through his contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

Since January 1, 2012, Strategic Global Investments, Inc. has sold unregistered registered shares of its Common Stock as follows:

On February 7, 2012, the Company issued 2,000,000 shares of Common Stock to Lenke Angel in exchange for a note payable. The note was converted at a price of $.0584 per share which resulted in a total conversion of the loan equal to $1,168,000.

On March 14, 2012, the Company issued 6,000 shares of Common Stock to Walter Rusniaczek in exchange for consulting services rendered. The shares were issued at an estimated value of $300, which is $.05 per share.

On May 10, 2012, the Company issued 250,000 shares of Common Stock to Consumer Assistance in exchange for consulting services rendered. The shares were issued at an estimated value of $12,500, which is $.05 per share.

On May 10, 2012, the Company issued 175,000 shares of Common Stock to Echelon Growth Partners in exchange for consulting services rendered. The shares were issued at an estimated value of $8,250, which is $.05 per share.

On June 14, 2012, the Company issued 100,000 shares of Common Stock to Maureen Barnes in exchange for consulting services rendered. The shares were issued at an estimated value of $5,000, which is $.05 per share.

On June 14, 2012, the Company issued 100,000 shares of Common Stock to Bradley Hacker in exchange for consulting services rendered. The shares were issued at an estimated value of $5,000 which is $.05 per share.

On June 14, 2012, the Company issued 400,000 shares of Common Stock to Gilbert Corcoran in exchange for gross proceeds of $20,000. The shares were sold at a value of $0.05 per share and carry no additional warrants or other benefit.

On September 26, 2012, the Company issued 1,000,000 shares of Common Stock to Gary Amaral in exchange for gross proceeds of $50,000. The shares were sold at a value of $0.05 per share and carry no additional warrants or other benefit.

On September 26, 2012, the Company issued 200,000 shares of Common Stock to Joseph Knapp in exchange for consulting services rendered. The shares were issued at an estimated value of $10,000 which is $.05 per share.

On September 28, 2012, McGregor & Associates, Inc. agreed to purchase 4,000,000 shares of Common Stock at a price of $.05 per share, payable in equal installments without interest over 16 months beginning on September 28, 2012, with shares being issued as payments are received.

On November 29, 2012, Andrew Fellner cancelled $107,000 of debt owed to him by the Company in exchange for shares of Class A Preferred Stock valued at $.05 per share.

(b) As to any unregistered securities of the issuers or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).
None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.
The securities sales described under paragraph (a) were sold under Rules 504 or 506 of Regulation D to accredited investors known to the Company without any general solicitation, in the case of sales for cash, and under a plan adopted pursuant to Rule 701, in the case of sales made in exchange for consulting services.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is making no such offering and does not intend to do so.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

Preliminary Offering Circular Dated December 7, 2012
PART II—OFFERING CIRCULAR

STRATEGIC GLOBAL INVESTMENTS, INC.

125,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $5,000,000

Purchase Price: Estimated to be $0.04 per share

Strategic Global Investments, Inc., a Delaware corporation ("Strategic" the "Company" or "we"), hereby offers (the "offering") 125,000,000 shares (the "Shares") of its common stock, par value $0.001 per share, ("Common Stock") at a purchase price per share estimated to be $0.04, up to an aggregate purchase price of $5,000,000. The offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $5,000,000 have been sold or until one (1) year from the date of this offering circular, whichever is earlier.

This Offering is being conducted on a "best-efforts" basis, which means that our CEO, Andrew Fellner, will use his commercially reasonable best efforts in an attempt to sell the Shares. Mr. Fellner will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, Mr. Fellner will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at an estimated price of $0.04 per Share. If all of the Shares are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Strategic is a development stage corporation engaged in proving our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. Proceeds of this offering will be used primarily to increase the marketing efforts of the company and to install more equipment for its live steaming based business and for other general corporate purposes. The mailing address of our offices is: 8451 Miralani Drive, Suite D, San Diego, California 92126, and our telephone number is: 858-384-9628.

We are a development stage company. Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Units Sold)	Net Proceeds (50% of Units Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	$0.04	N/A	$0.04	$0.04	$0.04	$0.04
Total (1)	$5,000,0000	N/A	$1,250,000	$2,500,000	$3,750,000	$5,000,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $15,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

The date of this Offering Circular is , 2012.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE DISTRICT OF COLUMBIA AND VIRGINIA STATE SECURITIES REGULATORY BODIES, THE SECURITIES REGULATORY BODY IN THE DISTRICT OF COLUMBIA AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Strategic Global Investments, Inc., a Delaware corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Our Business

General

Strategic Global Investments, Inc. is a development stage company that was formed on as American Consolidated Laboratories, Inc. in Delaware on July 22, 2008. Andrew Fellner acquired the controlling interest in the Company in May 10, 2010, and we changed our name to Strategic Global Investments, Inc. on May 18, 2010. Our executive offices are located at 8451 Miralani Drive, Suite D, San Diego, CA 92126, (858) 384-9628. We are engaged in proving our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We have a limited operating history and have generated limited revenue.

Andrew Fellner, our sole Director and Officer, owns a majority of our shares of Common Stock and all of the shares of Class A Preferred Stock, which has super voting rights, thus him control over the management of the Company and its business.

The Business Plan

We are a development stage company engaged in providing our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We do this in three ways: we produce informational content videos for customers, we permit customers use our studios to produce their own informational content videos and we provide a website where our subscribers can make available live, streaming video for their potential customers or others they wish to reach. We produce internet content, largely taped video shows, in our studios in San Diego, California and store it on our continuous management system ("CMS"). This content is then made available to the target audience directly through our internet website **WaZilloMedia**.com (the "Media Site") or through a link on our customer's website.

We also have the ability, through our **Wazillo**.com website (the "Streaming Site"), to show potential customers of our subscribers an online network of streaming video from webcams located at restaurants, bars, nightclubs and similar venues, which shows these potential customer what is happening in those venues on a real time basis.

Our Media Site

We are making use of these trends by offering our customers and subscribers the opportunity to get information to their target audiences at the time that those audiences wants to see or hear it. With conventional media, information providers or advertisers can only make information available to their target audiences when the media itself is available to those audiences, that is, when the newspaper or magazine is read or the radio is listened to or tv watched. This may or may not be a time when the audience is really interested in getting the information. With these media, the informational or advertising content will only randomly reach the target audience at the time the audience is interested in learning the information or thinking of buying any specific kind of good or service. The advantage of our services is that they make information or advertisements immediately available to anyone in the target audience who is interested enough in learning the information to go look for it. This is a much more efficient way to provide this information for both the information provider and the potential consumer of that information.

In developing our business, we have built what we believe to be a state-of-the-art studio in our offices in San Diego, California where we can produce information videos and live shows. This studio can be run by one person because of our use of robotics in the studio. In addition, we have developed proprietary software which we use to produce information videos, store them on our CMS and play them on the internet. We have also built and maintain our Media Site and our Streaming Site. Using a network of independent contractors, we are able to assist our customers in planning and writing the customer's information content, making the video itself at the studio in our officers or in a studio chosen by the customer, storing the video in our CMS and playing the video on demand through direct access to our Media Site or through a link from the customer's site. Access to the video may be limited to those with proper logins and passwords, if the customer desires. Depending on the requirements of the customer, it may use all or only some of our production services.

Our Streaming Site

Our Streaming Site provides venue operators with the ability to present their venue, such as restaurants, nightclubs, bars and similar places to potential customers at precisely the time when they are deciding where they will go to spend their time and money. By providing live video of multiple venues, our Streaming Site helps people in their decision-making process of where to go on a night out. People seek restaurants, nightclubs and bars with a specific atmosphere and crowd. They understand that because the atmosphere in venues is constantly changing on any given night, the information provided on the Streaming Site will, hopefully, help them avoid spending time and money in going to a venue where, they will realize upon arrival, they don't want to be. Thus, our Streaming Site helps the venue operators to attract the kinds of customers that they are targeting.

Also, our Streaming Site provides venue operators with a creative way to advertise specials of goods or services for, or events occurring on, that or future evenings. In addition, the venues will be able to directly email, tweet or text customers in their data base about specials, coupons, gift cards and events that customers can take advantage of by using the Streaming Site. This capability provides venue operators with an opportunity to narrowly target advertisements to people who are in the process of deciding where to spend their money that evening and to target specials to any needs or desires of the venue operator. Venues and their suppliers realize that traditional forms of advertising, such as print, mail and radio, are becoming increasingly expensive and obsolete because they do not provide real-time information. As a result, they are filtered out by the 21-40 year olds who have come to expect real-time information delivered digitally. Live streaming video provides venue owners with real-time visibility and advertising capabilities that are unavailable from any other advertising medium.

The Offering

Issuer	Strategic Global, Inc., a Delaware corporation.
Security Offered	Share of Common Stock, par value $0.001
Price per Unit	Estimated at $0.04
Minimum Offering	None.
Maximum Offering	$5,000,000 (125,000,000 Shares)
Minimum Investment	None
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $5,000,000, or (2) one year after the date of this Offering Circular. The Offering may be terminated at our election at any time.
Voting Rights	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware Corporation law. However, Mr. Fellner, as a result of his ownership of shares of Common Stock and all of the shares of Class A Preferred Stock, will be able to control the outcome of any election of Directors or any other vote of the stockholders.
Dividends	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution	Purchasers of Shares of our Common Stock in this offering will suffer an immediate dilution of $0.151 per share.
Use of Proceeds	The net proceeds of this offering will be used primarily to hired full-time sales people and to install equipment in various venues which want to use our Streaming Site. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading of our Shares	Shares of our Common Stock are thinly traded on the OTC Markets Group.

Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in California and Florida and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our CEO Mr. Fellner will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to Mr. Fellner.

Summary Financial Information

Balance Sheet Data

	September 30, 2012 (unaudited)
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$117,013
Accounts Receivable	-
Total Current Assets	117,013
PROPERTY AND EQUIPMENT, net	44,338
Other Assets:	
Intangible Assets-Net of Amortization	19,000
Investment in Subsidiary	467,000
Total Other Assets	486,000
TOTAL ASSETS	$647,351
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable	$27,467
Notes Payable	57,579
Due to Related Party	357,044

Total Current Liabilities	442,090
STOCKHOLDERS' EQUITY	
Common Stock	83,198
Additional Paid in Capital	1,154,170
Accumulated Deficit	(1,032,107)
TOTAL STOCKHOLDERS' EQUITY	205,261
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$647,351

Corporate Information

We are a Delaware corporation. We have our offices at 8451 Miralani Drive, Suite D, San Diego, California 92126. Our telephone number is (858) 384-9628 and our email address is andy@wazillo.com.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to the Issuer

We lack experience in creating and running a social media information business

We are in the early stages of developing our social media business. We have no experience in the developing or running such a business. While our President, Andrew Fellner, has some experience in the social media market, neither Mr. Fellner nor any other of our employees has ever developed or operated the kind of social media business on which we are focused.

We have not generated any operating income

We are in the relatively early stages of developing our social media business. While we have a small number of subscribers to its services, particularly its Media Site, we have not become profitable and there are not yet enough subscribers to or advertisers on our Sites to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant operating losses.

We may need additional funding beyond this offering

We are currently minimally capitalized. The funds to be raised by this offering are to be used primarily to support the marketing of our social media information services to potential subscribers and advertisers, to install equipment in venues for subscribers to our Streaming Site, and for other corporate purposes. However, we have no way of knowing whether the amount of money which may be ultimately raised by this offering will be sufficient to expand our business so that it becomes a viable business. We have no present plans to raise additional capital after this offering is completed. However, if we determine after the completion of this offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so.

We have only a small number of subscribers to and advertisers on our websites at this time

We have only 20 subscribers to our bar and restaurant venue website, and only two third party advertisers on that network. We have only two advertisers on our Media Site. These numbers are not adequate to make either of those business activities profitable. We estimate that we need some combination of 100 or more subscribers and 25 or more advertisers, assuming they are purchasing ads at the current average rate, on our Streaming Site or a significant increase in the number of customers using our Media Site in order for us to reach the break-even point. There can be no assurance that we can obtain the necessary number of subscribers, the amount of advertising and Site use to become profitable.

Our stockholders will be largely dependent on a single business

For the immediately foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of helping customers use the internet to provide target audiences with information and advertising, and investors in our company should look to the development and growth of that business for any return on their investment in our company.

We do not control the content of the information that the users of our services provide

Our customers provide the content which is in the audio and video presentations that are distributed through our Sites. Likewise, subscribers to our Streaming Site will largely control the content of information which they make available to the public through the site. There is a risk that a customer will include content in a presentation which appears on our Sites which is inappropriate or is offensive to others. This could result in legal action against us, even though we would not be responsible for the offensive content.

We will need to increase our website capacity from time to time

Although we believe that we have sufficient website capacity to handle the immediately foreseeable need for expansion of our information content storage and presentation capacity, if we grow significantly, we will need to keep investing in additional equipment and website broadcast capacity. This could become a considerable drain on our cash flow and adversely affect our financial results.

We face competition from many sources

Our business success will be dependent on attracting customer, subscribers, and advertisers to our websites. Currently, there are a variety of venues on which the businesses which we are marketing our services can spend their advertising money, including newspapers, magazines, local entertainment publications, radio, television, and social media. These other media or websites have much larger subscriber and advertising bases than we do and have been in existence far longer than we have. In order to be successful, we will need to convince potential customers, subscribers and advertisers that using our Sites is more cost effect than the other advertising options available to them. There can be no assurance that our target customers will choose our Sites over the other advertising media options available to them.

If we are successful, we will attract imitators

There are already some companies using the internet for providing information and advertising to target audiences. To the extent that we are successful with our Sites, we will likely attract imitators who, if successful, will have the effect of limiting our ultimate growth.

Our success depends upon us hiring an adequate number of salespeople

For us to grow our business, we will need to considerably expand our sales force in the cities where we currently operate and add salespeople in cities into which we wish to extend our business. There can be no assurance that we can find sufficient salespeople to work for us or that we can economically offer a compensation package that will be attractive to the potential salespeople we wish to hire. If we are unable to find adequate salespeople generally or in the cities into which we wish to expand, that will materially limit our growth rate and our ultimate financial worth.

We are reliant on key individuals

We currently rely on the services of two individuals: Andrew Fellner and Charles Bastyr, neither of whom has entered into an employment agreement with us. Further, there can be no assurance that either of them will continue to be employed by us for any specific period of time. The departure of either of these key people may negatively affect our business unless suitable replacements can be found in a timely fashion. We have not purchased key man life insurance for either of these people.

The demand for information content programs cannot be determined

While we believe that there is considerable potential demand for information content programs, from both people who want to make available such programs and from those who will want to see them, there is no way to estimate the amount of demand from either group or to estimate the potential revenue that we can realize in any given time period from such presentations. Likewise, we cannot estimate how quickly or efficiency demand for such presentations can be made to produce any particular level of revenue or income for us.

We have no experience in managing expanding usage of our websites

In order for us to be financially successful and for the investors in this offering to realize a return on their investment, we will have to significantly expand the usage of our two websites. However, we have no experience with managing growing local or regional, let alone national, productions or presentations or a network of webcams at a growing number of bars, restaurants and night clubs. There is a significant possibility that managing the growth of our Sites will be more expensive and labor intensive than we currently anticipate. Any inability on our part to smoothly increase the number of presentations we produce and to add more entertainment venues and advertisers and any technical problems with either that cause an interruption in service may well result in a loss of revenue and visitors to its website and a related decline in revenue.

Our websites are potentially subject to unknown regulations

From time to time, bills which attempt to regulate various aspects of the internet are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. However, we have no way to predict whether any law relating to the internet which is ultimately enacted in the future will have an adverse impact on our operations or business plan.

Future developments in social media cannot be predicted

The history of the development of the use of the internet in the United States has been one of rapid development and change. We have no way of predicting how that use generally may develop in the United States or whether or how any such developments may affect our operations or business plan.

Our websites are subject to operational risks such as equipment failure

Equipment failure or other operational failure or problems, including hacking attacks, could adversely affect our financial condition and operations.

Governmental regulation may adversely affect our profitability

There may be changes in federal, state or local governmental regulations or policies, in particular in relation to taxation, which could have a material adverse effect on our activities and financial success.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the degree of market acceptance of our services;
- development of new competitive services by others;
- our response to price competition;
- delays between our expenditures to develop and market new services and the generation of sales from those services;
- changes in the amount we spend to promote our services;
- general economic and industry conditions that affect the willingness of businesses to advertise; and
- changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits.

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

If the market does not develop as we expect, our revenues may stagnate or decline.

The marketplace for advertising is dominated by conventional media, including newspapers, magazines, radio, tv, direct mailing, and advertising on the internet. If our approach to providing information content and advertising does not gain market acceptance as an alternative for conventional advertising, or if the marketplace adopts an alternative to our approach to using the internet, we may not be able to increase or sustain the level of sales of our services, and our results of operations would be adversely affected as a result.

One of our principal stockholders will be able to exert substantial influence.

Andrew Fellner, our sole Director and President, Treasurer and Secretary, owns approximately 50.1 million shares of Common Stock, as well as owning 2,140,000 shares of super-voting preferred stock, which will have a total of 321,000,000 votes. Therefore, after this offering, Mr. Fellner will have control over the election of our Board of Directors and the direction of our affairs. As a result, he can control the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Fellner could not obtain sufficient votes to overrule the votes of Mr. Fellenr. See "Principal Stockholders."

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on our information technology, or "IT," systems as the basis of our business and to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;

- the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and
- we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The shares of our Common Stock are thinly traded and subject to the Penny Stock Rules

Shares of our Common Stock are thinly traded on the OTC Market Group, which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. At a minimum the lack of trading volume in the shares of our Common Stock significantly limits their liquidity. Similarly, the shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

We cannot assure you that the market for our common stock will become more active or that the market price of shares of our common stock will not decline following this offering.

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering will be determined by us based largely on our perception of the amount of money which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after our initial public offering.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to develop new services or businesses;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;
- the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase Shares of our Common Stock in this offering, you will experience immediate dilution of $0.024 per Share because the price that you pay will be greater than the pro forma net asset value per Share of the Common Stock you acquire. This dilution is in large part due to the expenses incurred by us in connection with the consummation of this offering. You will experience additional if we otherwise issue additional shares of our Common Stock at a price below the offering price. For more information, see "Dilution."

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our director, his affiliates or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our services;
- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We will incur increased costs as a result of becoming a publicly reporting company, and our management will be required to devote substantial time to new compliance initiatives.

After we complete this offering, we intend to apply to the SEC to become a publicly reporting company. As a public company, we will incur accounting, legal and other expenses that we did not incur as a non-reporting company. We will incur costs associated with our public company reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and stockholder reporting, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We may remain an "emerging growth company" for up to five years. See "Summary — Implications of Being an Emerging Growth Company."

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

As an emerging growth company, we intend to follow certain permitted corporate governance practices instead of the otherwise applicable SEC requirements, which may result in less protection than is accorded to investors in a non-emerging growth company.

As an emerging growth company, we will be permitted, and intend to follow, certain permitted corporate governance practices instead of those otherwise required by the SEC.

If and when we become a publicly reporting company, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to an emerging growth company that is listed on an exchange for the first time, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

After the completion of this offering, we will become subject to the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting.

We will need to prepare for compliance with Section 404(a) by strengthening, assessing and testing our system of internal controls to provide the basis for our management's report. However, the continuous process of strengthening our internal controls and complying with Section 404(a) is complicated and time-consuming. Furthermore, as our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. We have been made aware of a material weakness in our internal controls over financial reporting by our independent registered public accounting firm. We have taken steps to remediate this material weakness and plan to take further steps in the future. Section 404(a) requires annual management assessments of the effectiveness of our internal controls over financial reporting. Assuming that we continue to qualify as an emerging growth company for the next five years, we will be required to comply with Section 404(b) at the time we file our annual report for 2018 with the SEC. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, investor confidence in our financial results may weaken, and our share price may suffer.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock to be sold in this offering will exceed the net tangible book value per share of Common Stock after this offering. If you invest in our Common Stock, your Shares will be diluted to the extent of the difference between the offering price per share of the Shares of our Common Stock and the pro forma net tangible book value per share of our Common Stock after this offering.

Our pro forma net tangible book value as of September 30, 2012 was $205,261 or $0.0025 per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities, and dividing it by the number of outstanding shares of our Common Stock.

After giving effect to the sale of 125,000,000 Shares of our Common Stock in this offering at an assumed public offering price of $0.04 per share, and after deducting estimated offering expenses of $15,000 payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of September 30, 2012 would have been approximately $4,950,000, or $0.024 per share of our Common Stock.

This amount represents an immediate increase in our pro forma net tangible book value of $0.021 per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $0.019 per Share to new investors purchasing Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor. The following table illustrates the dilution to new investors on a per Share basis:

Assumed offering price		$0.04
Net tangible book value per share as of....	$0.0025	
Increase per share attributable to new investors..	$0.0224	
Pro forma net tangible book value per share after this offering		$.0249
Dilution per share to new investors		$0.0151

The table below sets forth, as of September 30, 2012, the number of shares of our Common Stock issued, the total consideration paid and the average price per share paid by our existing stockholders and our new investors in this offering, after giving effect to the issuance of 125,000,000 Shares of Common Stock in this offering at the offering price of $0.04 per Share, before deducting our estimated offering expenses of $15,000.

	Shares Purchased		**Total Consideration**		**Average Price**
	Number	**Percent**	**Amount**	**Percent**	**Per Share**
			(in millions)		
Existing stockholders	83,197,680	40.00%	$1,237,268	19.80%	$0.015
New investors	125,000,000	60.00%	5,000,000	80.02%	$0.040
Total	208,197,680	100%	$6,237,268	100%	$0.030

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the President of the Company through his contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in California and Florida and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 125,000,000 Shares of our Common Stock in this offering will be approximately $4,985,000 after deducting our estimated offering expenses of approximately $15,000, excluding commission, if any, paid to underwriters. This estimate assumes an price of $0.04 per Share.

We intend to use the net proceeds of this offering primarily to increase our sales force and to install our webcam equipment in venues which wish to be part of our Streaming Site. We will also use a portion of the net proceeds to repay some of our debts to trade creditors.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as "may," "will," "expect," "intend," "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- our strategy, including the expansion and growth of our operations;
- the impact of loss of key management;
- sufficiency of funds for required capital expenditures, working capital, and debt service;
- the adequacy of sources of liquidity;
- liabilities under laws and regulations protecting the environment;
- the impact of governmental laws and regulations;
- operating hazards, war, terrorism and cancellation or unavailability of insurance coverage; and
- the effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

BUSINESS

Our Company

We are a development stage company engaged in providing our customers with various opportunities to use the internet to provide on demand information or advertising to targeted audiences. We do this in three ways: we produce informational content videos for customers, we permit customers use our studios to produce their own informational content videos and we provide a website where our subscribers can make available live, streaming video for their potential customers or others they wish to reach. We produce internet content, largely taped video shows, in our studios in San Diego, California and store it on our continuous management system ("CMS"). This content is then made available to the target audience directly through our internet website **WaZilloMedia**.com (the "Media Site") or through a link on our customer's website.

We also have the ability, through our **Wazillo**.com website (the "Streaming Site"), to show potential customers of our subscribers an online network of streaming video from webcams located at restaurants, bars, nightclubs and similar venues, which shows these potential customer what is happening in those venues on a real time basis.

History

We were originally incorporated as American Consolidated Laboratories, Inc. in Delaware on July 22, 2008. Andrew Fellner acquired the controlling interest in the Company in May 10, 2010, and we changed our name to Strategic Global Investments, Inc. on May 18, 2010.

On June 1, 2010, the Company issued 55,000,000 shares of its common stock, par value $0.001 per share ("Common Stock"), to effect the acquisition of 99% of the issued and outstanding equity shares of Punta Perfecta S.A. de C.V, a Mexican corporation ("Punta") which owns the Punta Perfecta project in Baja, Mexico that had an appraised value of approximately $5,000,000.

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which owned certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 300,000 shares of Common Stock, valued at $12,000. The Company subsequently stopped using the Wazzuu.com web site and started a new website called WaZillo.com.

On February 21, 2011, the Company purchased certain intangible assets, including several well followed websites in the North Central US, of 3D Live, Inc., a Minnesota corporation, for 750,000 shares of Common Stock valued at $37,500.

Our Business

We believe that it is all but a common place to say that the internet has significantly changed the way in which people get information of various kinds, and thus it has increasingly replaced conventional media such as newspapers, magazines, radio, and tv as the most cost effective way to make information available to target audiences. Further, as people have become more and more used to using the internet to get various kinds of information, whether on timely topics that interest them or about goods and services, they have also become used to getting to that information on demand whenever it is convenient for them. This is particularly true of people under 30 years old, who have grown up using the internet extensively. Also, the availability of the internet through smartphones, tablets and similar small easily portable devices and the increasing number of public wi-fi connections only encourages people to expect to be able to access information about topics that interest them or about goods and services on the internet no matter whenever they want and wherever they are.

Our Media Site

We are making use of these trends by offering our customers and subscribers the opportunity to get information to their target audiences at the time that those audience wants to see or hear it. With conventional media, information providers or advertisers can only make information available to their target audiences when the media itself is available to those audiences, that is, when the newspaper or magazine is read or the radio is listened to or tv watched. This may or may not be a time when the audience is really interested in getting the information. With these media, the informational or advertising content will only randomly reach the target audience at the time the audience is interested in learning the information or thinking of buying any specific kind of good or service. The advantage of our services is that they make information or advertisements immediately available to anyone in the target audience who is interested enough in learning the information to go look for it. This is a much more efficient way to provide this information for both the information provider and the potential consumer of that information.

In developing our business, we have built what we believe to be a state-of-the-art studio in our offices in San Diego, California where we can produce information videos and live shows. This studio can be run by one person because of our use of robotics in the studio. In addition, we have developed proprietary software which we use to produce information videos, store them on our CMS and play them on the internet. We have also built and maintain our Media Site and our Streaming Site. Using a network of independent contractors, we are able to assist our customers in planning and writing the customer's information content, making the video itself at the studio in our officers or in a studio chosen by the customer, storing the video in our CMS and playing the video on demand through direct access to our Media Site or through a link from the customer's site. Access to the video may be limited to those with proper logins and passwords, if the customer desires. Depending on the requirements of the customer, it may use all or only some of our production services.

Currently, we are having most success in producing information videos for customers who are trying to deliver information to a specific audience. We can offer businesses of all sizes and in any industry an affordable way to produce and distribute information such as training, promotional and sales presentations. We believe that these presentations can be produced by us on a much more economical basis than in traditional video studios because it can be run by one person and because we don't have the cost of full-time production people. Further, because the video presentation is archived on our CMS, the target audience can view it whenever it is convenient to the individual members of that audience.

For example, we have made training videos for a customer, which we the store on our CMS. These training videos are available to the customer's employees 24/7, so they be watched when it is convenient to the employee, which may or may not be during normal work hours. For the customer, this is much more efficient than bring all of the employees together to watch the video or even to schedule them in groups to watch it. This approach would be particularly useful to an employer which has multiple small offices which are spread out over a large geographic area.

Similarly, we have made information videos for a customer which wanted to provide information about job availability to people who might be interested. The customer needed to make the information available to the interest persons when those people were in a position to look at the video, which may or may not be during normal working hours. It would clearly be impractical to get all of the potentially interested people together all in one room at one time.

Our Media Site has been also been used by customers to make video presentations in a format which we call "Talk-TV". This approach permits the customer to make an informational video which can be accessed through our Media Site 24/7, thus allowing interested persons to view the video at their convenience and not just when it is available in a print or over-the-air media format.

Although our Media Site currently has only approximately two "Talk-TV" contributors to its presentations, we believe that the Site has demonstrated that there is a market for presenters and advertisers who wish to produce and broadcast presentations about their products, services, and ideas in this format. We believe that when we have sufficient funding to allow us to market this service more widely, there will be increased interest in the concept and the site from advertisers who wish to make presentations for targeted audiences and from viewers who wish to see the information presented in the shows.

Our Streaming Site

Our Streaming Site provides venue operators with the ability to present their venue, such as restaurants, nightclubs, bars and similar places to potential customers at precisely the time when they are deciding where they will go to spend their time and money. By providing live video of multiple venues, our Streaming Site helps people in their decision-making process of where to go on a night out. People seek restaurants, nightclubs and bars with a specific atmosphere and crowd. They understand that because the atmosphere in venues is constantly changing on any given night, the information provided on the Streaming Site will, hopefully, help them avoid spending time and money in going to a venue where, they will realize upon arrival, they don't want to be. Thus, our Streaming Site helps the venue operators to attract the kinds of customers that they are targeting.

Also, our Streaming Site provides venue operators with a creative way to advertise specials of goods or services for, or events occurring on, that or future evenings. In addition, the venues will be able to directly email, tweet or text customers in their data base about specials, coupons, gift cards and events that customers can take advantage of by using the Streaming Site. This capability provides venue operators with an opportunity to narrowly target advertisements to people who are in the process of deciding where to spend their money that evening and to target specials to any needs or desires of the venue operator. Venues and their suppliers realize that traditional forms of advertising, such as print, mail and radio, are becoming increasingly expensive and obsolete because they do not provide real-time information. As a result, they are filtered out by the 21-40 year olds who have come to expect real-time information delivered digitally. Live streaming video provides venue owners with real-time visibility and advertising capabilities that are unavailable from any other advertising medium.

In order to encourage visitors to the Streaming Site to return often, thereby increasing traffic to the Site and its desirability as an advertising site, we seek to provide visitors to the Site with constantly changing information in an interactive, informative and engaging manner.

Finally, we believe that the Streaming Site website will provide opportunities to obtain advertising, sponsorships and promotions from third parties who are attracted to the demographics of the visitors to the Site. These third party advertisers are selling products and services that are likely to be attractive to the visitors to the Site, including offering coupons which can be used at venues of the kind which the Site displays.

Currently, the Streaming Site has approximately five subscriber venues in one city which we are using to demonstrate the viability of this business model. We feel that the response from the venues and the visitors to its website have been good to date. We believe that once we obtain sufficient additional financing to permit us to increase our sales force, we will be able to significantly increase the number of venues that are subscribers to our Streaming Site.

Real Estate

The Company owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase an additional approximately 48 acres of land in La Paz, Mexico. Although we had intended to develop this land as luxury vacation homes, we are not currently pursuing that business. In the future we may sell the land or pursue a development project, but there can be no assure when, if ever, either of these possibilities will be implemented.

Our Challenge

We believe that in order to grow our company and make it profitable, we need to hire a staff of full-time sales people and to place our webcams in a significantly number of new venues. We plan to use the proceeds of this offering primarily to accomplish those goals.

Our experience with finding customers for our Media Site shows that potential customers often find the concept of our Media Site services interesting. However, because we lack a staff of sales people to sell those services, we have not been able to reach many potential customers. We have tried using commission sales people, but it is clear that commission sales will not work for our business in our current situation. We believe that if we had a dedicated sales force of our own, we would be able to educated potential customers about the cost effectiveness of our services. Our hope is to have a full time sales force of at least 5 sales people by December 31, 2013. This sales force would sell the services of both our Media Site and our Streaming Site.

In addition, we believe that for our Streaming Site to be successful, it needs to have at least 500 subscribers. In order to get the needed subscribers we need not only more sales people to contact venues, but we need the funds necessary to install our equipment at the venue. The cost of installations is between $500 and $800 per venue.

Our Business Strategy

The principle elements of our business strategy include:

- **Establish Our Own Sales Force.** We provide a new approach to providing information and advertising to target audiences. In order to explain our services and be successful, sales of our services need to be made on a customer by customer and person to person basis. We need to create a sales force which is focused on contacting the decision making people at potential customers.

• **Increase the Placement Our Webcams In Venues.** We believe that the more venues from a given city that have streaming video on our Streaming Site, the more likely it is that potential customers of those venues will visit our site, which will increase our potential for selling advertising on our Site. The venues are generally not willing to invest in installing our equipment in their venue, although they will pay a subscription fee for using our services. Thus the key to the success of our Streaming Site is to install our equipment in significantly more venues. This will require us to have a sales force to convince the venues of the value of permitting us to install the equipment on their premises and to have the funds necessary to pay for the installation of our equipment in those venues.

Our Competitive Strengths

We believe that our competitive strengths include:

• **Our Services are Cost Competitive.** We believe that our state-of-the-art studio allows us to produce information videos more efficiently than our much larger competitors. Our use of independent contractors on an "as needed" basis to do the work of producing our information videos helps us keep our production costs low.

• **Our CMS System Capabilities.** We think we are virtually the only video production business that can archive a large number of video and audio content shows and corporate videos for a long period of time with the capability of easy access to play them 24/7 from anywhere in the world. Most production studios focus just on the production of video or audio content presentations. We have add to our ability to produce these presentations, the internet based capacity to stream those presentations 24/7 to the target audience. Thus, the presentations can be seen by many people at the convenience of each person. Also, each presentation can be shown to target audiences over and over for extended periods of time without the need for scheduling specific meetings with the audiences or the need for physically bringing the presentation to the audience, as with a training video. We think this approach to video presentations will have considerable appeal to businesses.

• **We Provide One-Stop Shopping for Information Presentations.** Our customers only need a concept of what they want the information presentation to consist of. We will work with them to write a script for the presentation. Then we will create graphics and sounds for the presentation and provide the announcers and other actors for the presentation. Finally, we will archive the presentation on our CMS system and make it available through our Media Site to the general public or a targeted audience that must have logins and passwords. The presentation can also be access through a link in our customers website. This approach allows businesses to have professional looking presentations without the business having to devote a lot of time to making it.

• **Our Services Are In Tune With Current Trends In The Way People Get Information.** For some time now, people increasingly have been getting their information using the internet. This trend has accelerated with the growth of smartphones and 3G/4G devices and the growing availability of wi-fi spots. We believe this trend will continue to grow as more people become used to getting information on demand and at their convenience. We also believe that businesses will find that using this approach to providing information to target audiences is cost effective for them as it allows them to target information to specific audiences who come looking for the information at a time in which they want to use it. We believe that we have the technology to take advantage of these trends.

Marketing and Sales

We market our services through the WaZillo brand. We are looking to hire a full-time sales force to sell our services. Presently, we are only ability to market our services in the San Diego, California area, where we are located. We hope to significantly increase our market area to major cities and businesses in the United States.

Employees

The Company's active business operations currently employ two people of whom one is a full-time employee. Its real estate subsidiary employs one person who is a full-time employee, who acts as a security guard and maintenance man. We staff our projects with independent contractors who are hired for specific projects and tasks.

Customers

We have five subscribers to our bar and restaurant venue website, and two third-party advertisers on that network. We have two advertisers on our "talk-tv" online network. Our largest customer is the Job Channel Network. The loss of this customer would have a significantly adverse effect on our business.

Intellectual Property

The Company has registered the trademark "WaZillo" with the US Patent and Trademark Office. We also own certain proprietary software, which we have developed and which we protect as a trade secret.

Government Regulation

Our business is not specifically regulated by the federal government or any state or local government, other than our obligation to use equipment which complies with Federal Communication Commission regulations. We do not anticipate any new regulations that would have any material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with environmental laws in the future.

Research and Development

During 2011 and 2010, we have spent $152,000 and $9,000, respectively, on research and development for our technology.

Properties

Our office, which is rented, is located at 8451 Miralani Drive, Suite D, San Diego, California 92126, and consists of approximately 2,500 sq. ft. The Company believes that its office, which includes the studio used to produce information content for access through its Media Site, is adequate for its needs for the present. The Company also owns approximately 10 acres of land in the Los Cabos area of Baja, Mexico and has a contract to purchase approximately 48 acres of land in La Paz, Mexico.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

Our sole director is Andrew Fellner, who is also its Chief Executive Officer, Secretary and Treasurer. He has served in these capacities since May, 2010.

Mr. Fellner earned a B.S. Degree from San Diego State University with an emphasis in accounting. Thereafter, he had a tax practice in San Diego, California for many years in which he represented mainly small to medium size business. Mr. Fellner also earned a Jurist Doctorate degree from Thomas Jefferson School of Law, San Diego, California and practiced law for several years, prior to opening a real estate office in San Diego and beginning his development career. He subsequently developed several real estate projects in California and Mexico.

In 1994, Mr. Fellner founded and was the CEO of Only MultiMedia Inc., which was an internet ISP business that permitted customers to use its servers and modems to connect with the Internet. That company also created a website called Castnet.com that allowed actors, singers and other professionals to submit head shots and live video feeds from which Hollywood casting directors, producers and other professionals were able to cast them for various TV, movie and other entertainment spots. The company was taken public, subsequently changed its name to Castnet.com and was acquired by The Entertainment Internet, Inc.

Compensation of Officers and Directors

Mr. Fellner, our only Executive Officer, has not been paid a salary for his services since he purchased control of the Company, but we do pay for his health insurance and a $500 per month car payment. However, we have agreed that once the gross proceeds of this offering equal $3,000,000, we will begin paying him a salary of $120,000 per year.

Because of our small size, we do not have any Directors other than Mr. Fellner. Therefore, we do not have a Compensation Committee, and Mr. Fellner can set his own compensation as an officer of our Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth information as of October 31, 2012, regarding the beneficial ownership of shares of our Common Stock by our sole director, by our only executive officers, and by our current director and executive officer as a group and by each person known to us to own 5% or more of our outstanding shares. Except as otherwise noted in the footnotes below, each person below has sole voting and investment power with respect to such securities.

Name	Number of Shares Beneficially Owned	Percentage of Class
Andrew T. Fellner*	50,100,000	60.2
James R. Toner	5,000,000	6.0

*CEO, Secretary, Treasurer and Sole Director

In addition, Mr. Fellner owns 2,140,000 shares of our Class A Preferred Stock. See "Description of Capital Stock—Class A Preferred Stock".

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Since becoming our CEO in May, 2010, Mr. Fellner has loaned the Company approximately $357,044 as a demand loan with no interest. On November 29, 2012, Mr. Fellner agreed to cancel $107,000 of that amount for 2,140,000 shares of our Class A preferred stock ("Preferred Stock"). The Preferred Stock has the same rights and privileges as our Common Stock, except that each share of Preferred Stock has Z votes at all meetings of our Stockholders. The remaining loan of 250,044 is payable to Mr. Fellner upon demand. We may borrow additional sums from Mr. Fellner under the same terms prior to this offering commencing.

On June 1, 2010, the Company issued 55,000,000 shares of Common Stock to Mr. Fellner and James Toner as consideration for the Company's acquisition of Punta. Based on the appraised value of the land owned by Punta, Mr. Fellner's interest in the company was worth $3,550,000 and Mr. Toner's interest was worth $1,450,000.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations

The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

Debt:	
Accounts Payable	$27,467
Notes Payable	57,579
Due to Related Party	357,044
Total Current Liabilities	442,090
STOCKHOLDERS' EQUITY	
Common Stock	83,198
Additional Paid in Capital	1,154,170
Accumulated Deficit	(1,032,107)
TOTAL STOCKHOLDERS' EQUITY	205,261
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$647,351

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of October 31, 2012, an aggregate of 83,197,680 shares of our common stock were issued and outstanding and were owned by approximately 401 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors

Securities Authorized for Issuance Under Equity Compensation Plans

On July 11, 2011, the Board of Directors adopted the 2011 Equity Compensation Plan (the "Plan") in accordance with Securities and Exchange Commission Rule 701. The Plan provides for the issuance of shares of Common Stock to employees, directors, officers and consultants with the purpose of providing equity compensation to those persons in lieu of cash compensation. Under the Plan, the Company is limited to issuing in any 12-month period an aggregate of number shares of Common Stock not greater than (a) $1,000,000 in value; (b) 15% of the total assets of the Company, measured at the Company's most recent balance sheet; or (c) 15% of the outstanding amount of Common Stock, measured off the Company's latest share ledger. As of September 30, 2012, there have been 1,600,000 shares issued to five consultants under the Plan. The Plan has not been approved by the Company's stockholders. No options, warrants or rights are issuable under the Plan.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- dividend rates;
- whether dividends will be cumulative or non-cumulative;
- redemption rights;

- liquidation rights;
- sinking fund provisions;
- conversion or exchange rights; and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of preferred stock or Common Stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation;
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- elect directors having terms of office or voting rights greater than those of other directors;
- convert preferred stock into a greater number of shares of our common stock or other securities;
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

Our Board of Directors has creates a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). Class A Shares have 150 votes per share on all matters on which Stockholders can vote, including the election of directors. Class A Shares have a preference in any liquidation of our Company of $.05 per share, which is paid before any distribution will be made to shares of Common Stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares and provided that the dividend per share on Class A Shares cannot exceed the dividend per share paid at the same time on shares of Common Stock. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

All of the outstanding shares of Class A Preferred Stock are owned by Mr. Fellner, which means that he can control the outcome of all votes of our stockholders, including those for the election of Directors and those relating to any proposed corporate transaction.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our Board of Directors consists of between one and nine directors. There is currently one director, the exact number of directors is fixed by the Board, and there will be one director until the director or stockholders, by majority vote, increase the number of directors. The director may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the General Corporation Law of the State of Delaware.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Delaware law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;
- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
- Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; and
- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

PART F/S

Index To Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
BALANCE SHEET

	December 31, 2011	December 31, 2010
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 219,422	$ 52,151
Accounts Receivable	-	-
Total Current Assets	219,422	52,151
PROPERTY AND EQUIPMENT, net	8,177	12,676
Other Assets:		
Intangible Assets-Net of Amortization	25,000	-
Investment Property	450,000	645,056
Total Other Assets	475,000	645,056
TOTAL ASSETS	$ 702,599	$ 709,883
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ 11,909	$ 9,250
Notes Payable	-	227,050
Due to Related Party	357,044	-
Total Current Liabilities	368,953	236,300
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value;10,000,000 shares authorized, -0- outstanding	-	-
Common stock, $.001 par value; 200,000,000 shares authorized 78,866,680 and 68,894,061 shares issued and outstanding at December 31, 2011 and December 31, 2010 (respectively)	78,866	68,894
Additional Paid in Capital	975,764	482,106
Accumulated Deficit	(720,984)	(77,417)
TOTAL STOCKHOLDERS' EQUITY	333,646	473,583
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 702,599	$ 709,883

See accompanying notes to the audited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	December 31, 2011	December 31, 2010
Revenue	$ 111,868	$ -
Cost of Sales	2,086	-
Gross Profit	109,782	-
Selling, General and Administrative Expenses	624,117	77,417
Loss from Operations	(514,335)	(77,417)
Other Income (Expense)		
Impairment of Goodwill	(124,901)	
Interest Expense	(6,093)	
Interest Income	1,762	-
Total Other Income (Expense)	(129,232)	-
Loss Before Income Taxes	(643,567)	(77,417)
Income Tax Benefit	-	-
Net Loss	(643,567)	(77,417)
Loss Per Share-Basic and Diluted	$ (0.01)	$ (0.00)
Weighted Average Common Shares Outstanding -Basic and Diluted	74,000,634	26,142,429

See accompanying notes to the audited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2011

	December 31,2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (643,567)	$ (77,417)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock issued for services	65,000	
Depreciation and amortization expense	16,999	-
Changes in operating assets and liabilities:		
Decrease (Increase) in assets:		
Intanbible asset	(37,500)	-
Prepaid Expenses and Deposits	-	-
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses	2,659	9,250
Sales of property net of notes payable	(23,793)	-
Net Cash Used In Operating Activities	(620,202)	(68,167)
Cash Flows from Investing Activities		
Marketable Securities Purchases		(645,056)
Fixed Assets Purchased	(8,201)	(12,676)
Net Cash(Used In) Provided by Investing Activities	(8,201)	(657,732)
Cash Flows from Financing Activities		
Stock Issued for investment subsidiary and property		551,000
Procceds from issuance of stock	438,630	
Proceeds from notes payable	-	227,050
Proceeds from notes payable-related party	357,044	-
Net Cash Provided by(Used In) Financing Activities	795,674	778,050
NET INCREASE IN CASH AND CASH EQUIVALENTS	167,271	52,151
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	52,151	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 219,422	$ 52,151
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:		
Interest paid during the period	$ -	$ 4,000
Income taxes paid during the period	$ -	$ -

See accompanying notes to the financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	Accumulated	Total Stockholders' (Deficiency)
	Shares	Amount	in Capital	Deficit	Equity
Balance -December 31, 2009	1,835,968	$ 1,836	$ (1,836)	$ -	$ -
Issuance of common stock for investments and subsidiary acquisition	67,058,093	67,058	483,942	-	551,000
Net loss			-	(77,417)	(77,417)
Balance -December 31, 2010	68,894,061	$ 68,894	$ 482,106	$ (77,417)	$ 473,583
Stock issued for services to consultants and employees	1,300,000	1,300	63,700	-	65,000
Issuance of common stock for cash proceeds	8,672,619	8,672	429,958	-	438,630
Net loss			-	(643,567)	(643,567)
Balance -December 31, 2011	78,866,680	$ 78,866	$ 975,764	$ (720,984)	$ 333,646

STRATEGIC GLOBAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF COMPANY BUSINESS

The Company Strategic Global Investments, Inc. is a Delaware chartered corporation which conducts business from its headquarters in San Diego, CA. It was formed on December 11, 1985 as a Florida chartered corporation. On August 26, 2008, the Company was reincorporated under the laws of the State of Delaware. On May 17, 2010, the Company changed its name from American Consolidated Laboratories, Inc. to Strategic Global Investments, Inc.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $720,984 accumulated through December 31, 2011. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to continue to develop and grow its online business operations

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its condensed financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of Estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the condensed financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of condensed financial statements; accordingly, actual results could differ from these estimates.

These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of year ended or less to be cash equivalents. Cash equivalents include cash on hand and cash in the bank.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

The range of estimated useful lives used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	Depreciation/ Amortization Period
Furniture and Fixture	3 years
Office equipment	3 years
Leasehold improvements	5 years

Property Evaluations

Management of the Company will periodically review the net carrying value of its properties on a property-by-property basis. These reviews will consider the net realizable value of each property to determine whether a permanent impairment in value has occurred and the need for any asset write-down. An impairment loss will be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss will be based on the estimated fair value of the asset if the asset is expected to be held and used.

Although management will make its best estimate of the factors that affect net realizable value based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Asset retirement obligations

The Company plans to recognize liabilities for statutory, contractual or legal obligations, including those associated with the reclamation of properties and any plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation will be recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost will be added to the carrying amount of the related asset and the cost will be amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability will be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, *long-lived assets*, such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standard ("FASB") Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with ASC Topic 350.

If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Income Taxes

Deferred income taxes are provided based on the provisions of ASC Topic 740, "*Accounting for Income Taxes*", to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740; "Accounting For Uncertainty In Income Taxes-An Interpretation Of ASC Topic 740 ("Topic 740"). Topic 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments. At December 31, 2011, the Company did not record any liabilities for uncertain tax positions.

We have adopted "Accounting for Uncertainty in Income Taxes". A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of ASC 740-10-25 had no effect on our condensed financial statements.

Concentration of Credit Risk

The Company maintains its operating cash balances in banks in Tampa, Florida. The Federal Depository Insurance Corporation (FDIC) insures accounts at each institution up to $250,000.

Share-Based Compensation

The Company applies Topic 718 "Share-Based Payments" ("Topic 718") to share-based compensation, which requires the measurement of the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Compensation cost is recognized when the event occurs. The Black-Scholes option-pricing model is used to estimate the fair value of options granted.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share for the Company is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

Fair Value of Financial Instruments

The Company financial instruments consist primarily of cash, affiliate receivable, settlement receivable, accounts payable and accrued expenses and debt. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

The Company adopted ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based measurements.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable of the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active;

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent Accounting Pronouncements

ASU 2011-05 – Presentation of comprehensive income

ASU 2011-05 was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders' equity. Instead, the new guidance now requires entities to present all nonowner changes in stockholders' equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements.

All entities that report OCI items will be impacted by the changes in this ASU. The components of OCI have not changed, nor has the guidance on when OCI items are reclassified to net income; however, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments to ASC 220, Comprehensive Income, included in ASU 2011-05, Presentation of Comprehensive Income, are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities and for interim and annual periods thereafter. The amended guidance must be applied retrospectively and early adoption is permitted.

ASU 2011-04 – Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

The amendments in ASU 2011-04 do not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

• The concepts of highest and best use and valuation premise are relevant only for measuring the fair value of nonfinancial assets and do not apply to financial assets and liabilities.

• An entity should measure the fair value of an equity-classified financial instrument from the perspective of the market participant that holds the instrument as an asset.

• An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity's net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity's net, rather than gross, exposure to those risks.

• Premiums or discounts related to the unit of account are appropriate when measuring fair value of an asset or liability if market participants would incorporate them into the measurement (for example, a control premium). However, premiums or discounts related to size as a characteristic of the reporting entity's holding (that is, a "blockage factor") should not be considered in a fair value measurement.

The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, are effective prospectively for public entities for interim and annual periods beginning after December 15, 2011 (that is, the quarter ending March 31, 2012 for calendar-year entities). Early adoption is not permitted for public entities

ASU 2011-03 – Reconsideration of effective control for repurchase agreements

The amendments to ASC 860-10 included in ASU 2011-03, simplified the accounting for financial assets transferred under repurchase agreements (repos) and similar arrangements, by eliminating the transferor's

ability criteria from the assessment of effective control over those assets as well as the related implementation guidance.

Currently under ASC 860-10-40-24 a transferor must meet four criteria to maintain effective control of securities transferred in a repo and to therefore account for the transfer as a secured borrowing rather than a sale. One of these criteria states that the transferor must be able to either repurchase or redeem the transferred securities on substantially the agreed terms, even if the transferee is in default. This criterion is satisfied only if the transferor has cash or collateral sufficient to fund substantially the entire cost of purchasing replacement securities.

The amendments in ASU 2011-03 remove this criterion and related implementation guidance from the Codification, thereby reducing the criteria that transferors must satisfy to qualify for secured borrowing accounting and, as a result, likely reducing the number of transfers accounted for as sales.

The amendments to ASC 860-10, Transfers and Servicing, included in ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements, are effective for both public and nonpublic entities prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities). Early adoption is not permitted.

ASU 2011-02 - FASB amends creditor troubled debt restructuring guidance

This bulletin discusses ASU 2011-02, which was issued by the FASB to provide creditors with additional guidance in evaluating whether a restructuring of debt is a troubled debt restructuring. The new guidance does not amend the guidance for debtors. It is generally effective for public entities in the quarter ended September 30, 2011.

ASU 2011-01 - Troubled debt restructuring disclosures for public-entity creditors deferred

The FASB issued Accounting Standards Update (ASU) 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily defers the date when public-entity creditors are required to provide the new disclosures for troubled debt restructurings in ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The deferred effective date will coincide with the effective date for the clarified guidance about what constitutes a troubled debt restructuring, which the Board is currently deliberating. The clarified guidance is expected to apply for interim and annual periods ending after June 15, 2011.

When providing the new disclosures under ASU 2010-20, public entities would be required to retrospectively apply the clarified guidance on what constitutes a troubled debt restructuring to restructurings occurring on or after the beginning of the year in which the proposed clarified guidance is adopted.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its condensed financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company has 10,000,000 shares of preferred stock, par value $0.001 authorized. None are issued or outstanding as of December 31, 2010 and 2011.

The Company has 1,000,000,000 shares of common stock authorized. At January 1, 2009, the Company had 32,088 shares issued and outstanding. During 2009, the Company issued 1 share in exchange for the payment of $250 in expenses incurred by the Company. On May 17, 2010, the Company authorized a 1-for-1,000 reverse split of the then issued and outstanding common stock. During 2010 the Company issued 55,100,000 shares of common stock to effect the reverse acquisition of its now 99% owned Mexican subsidiary corporation, Punta Perfecta S.A. de C.V,. During 2010 the Company issued 10,100,000 shares of common stock in exchange for $101,000 in cash.

During the year ended December 31, 2011, the Company issued 11,640,000 shares of common stock in exchange for $395,850 in cash. The Company also issued 320,000 shares, valued at $12,000, to acquire Wazzuu, Inc. in January 2011and 750,000 shares, valued at $37,500, to acquire certain intangible assets in February 2011. Also in February 2011 the Company agreed to issue a total of 3,490,000 shares over an 18 month period for services to be rendered over that time period. As of December 31, 2011, the Company had issued 1,150,000 shares of this total, valued at $57,500. During the second quarter of 2011, the Company issued 150,000 shares of common stock in exchange for services valued at $7,500, or $0.05 per share. During the second quarter the Company issued 9,592 shares to complete the reverse stock split in May 2010. During the third quarter of 2011, the Company repurchased 5,000,000 shares of common stock in exchange for $50,000, the same price that they had been sold for.

At December, 2011 and December 31, 2010, the Company had 78,866,680 and 68,894,061 shares issued and outstanding respectively.

NOTE 5 - INCOME TAXES

The Company adopted ASC Topic 740, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company's aggregate unused net operating losses approximate $720,000, which expire in various years through 2030, subject to limitations of Section 382 of the Internal Revenue Code, as amended. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, because in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will not be realized.

Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited on certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, cumulative ownership changes of more than 50% over a three-year period. The impact of any limitations that may be imposed for future issuances of equity securities, including issuances with respect to acquisitions have not been determined.

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	December 31, 2011		December 31, 2010	
Statutory federal income tax rate	34.00	%	34.00	%
State income taxes and other	5.50	%	5.50	%
				%
Valuation allowance	(39.50)		(39.50)	
Effective tax rate	-0-	%	-0-	%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

NOTE 6 - DEBT

The Company had three loans outstanding. The first is unsecured in the amount of $35,000, 5 year maturity, 6% interest rate, principal and interest due at maturity date. The second is secured by the short-term investment property in the amount of $113,750,2 year maturity, 9% interest rate, with $853 monthly payments. The third is a line of credit, secured by the short-term investment property, in the amount of $100,000, 2 year maturity, 10% interest rate, principal and interest due at maturity date. These loans were paid off in the first quarter of 2011, when the Company sold the short-term investment property. During the first quarter 2011 the Company received a short-term loan of $20,000, which was repaid in the second quarter.

In addition the CEO of the Company has loaned the Company approximately $357,044 for working capital purposes. The loan is payable on demand and currently has no other terms or interest rate.

NOTE 7 - SHORT-TERM INVESTMENTS

The Company purchased a property from foreclosure with a total to-date investment of $196,709, inclusive of a $15,000 deposit for needed repairs. This property was sold in the first quarter for a net gain of $100,983.

NOTE 8 - ACQUISITIONS

On January 1, 2011, the Company acquired Wazzuu, Inc., a then newly formed corporation which had contributed to it by its founder certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 240,000 shares of common stock, valued at $12,000.

In February 2011, the Company acquired certain intangible assets, including several well followed websites in the North Central Midwest US for 750,000 shares of common stock valued at $37,500

STRATEGIC GLOBAL INVESTMENTS, INC.
BALANCE SHEET

	September 30, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 117,013	$ 219,422
Accounts Receivable	-	-
Total Current Assets	117,013	219,422
PROPERTY AND EQUIPMENT, net	44,338	8,177
Other Assets:		
Intangible Assets-Net of Amortization	19,000	25,000
Investment in Subsidiary	467,000	450,000
Investment Property	-	-
Total Other Assets	486,000	475,000
TOTAL ASSETS	$ 647,351	$ 702,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ 27,467	$ 11,909
Notes Payable	57,579	-
Due to Related Party	357,044	357,044
Total Current Liabilities	442,090	368,953
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, $.001 par value; 200,000,000 shares authorized 83,197,680 and 78,866,680 shares issued and outstanding at September 30, 2012 and December 31, 2011 (respectively)	83,198	78,866
Additional Paid in Capital	1,154,170	975,764
Accumulated Deficit	(1,032,107)	(720,984)
TOTAL STOCKHOLDERS' EQUITY	205,261	333,646
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 647,351	$ 702,599

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended	
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue	$ 18,600	$ -	$ 25,975	$ 49,815
Cost of Sales	6,552	-	7,942	-
Gross Profit	12,048	-	18,033	49,815
Selling, General and Administrative Expenses	144,476	93,319	320,775	537,457
Loss from Operations	(132,428)	(93,319)	(302,742)	(487,642)
Other Income (Expense)				
Impairment of Goodwill	-	-	-	-
Interest Expense	(3,750)	(7,500)	(11,250)	(15,682)
Interest Income	23	-	2,869	3,063
Total Other Income (Expense)	(3,727)	(7,500)	(8,381)	(12,619)
Loss Before Income Taxes	(136,155)	(100,819)	(311,123)	(500,261)
Income Tax Benefit	-	-	-	-
Net Loss	(136,155)	(100,819)	(311,123)	(500,261)
Loss Per Share-Basic and Diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted Average Common Shares Outstanding -Basic and Diluted	82,050,427	74,251,681	80,609,476	74,251,684

See accompanying notes to the unaudited Condensed Consolidated Financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS

		September 30, 2012		September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(311,123)	$	(500,261)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock issued for services		15,000		65,000
Depreciation and amortization expense		6,000		-
Changes in operating assets and liabilities:				
Decrease (Increase) in assets:				
Intanbible asset		-		-
Prepaid Expenses and Deposits		-		(2,000)
Increase (Decrease) in liabilities:				
Accounts payable and accrued expenses		15,558		(123,276)
Sales of property net of notes payable		-		-
Net Cash Used In Operating Activities		(274,565)		(560,537)
Cash Flows from Investing Activities				
Investment in Subsidiary		(17,000)		-
Fixed Assets Purchased		(36,082)		(30,002)
Net Cash(Used In) Provided by Investing Activities		(53,082)		(30,002)
Cash Flows from Financing Activities				
Stock Issued for investment subsidiary and property				-
Procceds from issuance of stock		167,738		345,850
Sale of Short-term asset				208,709
Proceeds from notes payable		57,500		(247,050)
Proceeds from notes payable-related party		-		377,043
Net Cash Provided by(Used In) Financing Activities		225,238		684,552
NET INCREASE IN CASH AND CASH EQUIVALENTS		(102,409)		94,013
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		219,422		52,151
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	117,013	$	146,164
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:				
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:				
Common Stock Issued for Wazzuu acquisition	$	-	$	12,000
Common Stock Issued for Intangible Asset Acquisition	$	-	$	37,500

See accompanying notes to the financial Statements

STRATEGIC GLOBAL INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					
	Shares		Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' (Deficiency) Equity
Balance -December 31, 2009	1,835,968	$	1,836 $	(1,836) $	- $	-
Issuance of common stock for investments and subsidiary acquisition	67,058,093		67,058	483,942	-	551,000
Net loss				-	(77,417)	(77,417)
Balance -December 31, 2010	68,894,061	$	68,894 $	482,106 $	(77,417) $	473,583
Stock issued for services to consultants and employees	1,300,000		1,300	63,700	-	65,000
Issuance of common stock for cash proceeds	8,672,619		8,672	429,958	-	438,630
Net loss				-	(643,567)	(643,567)
Balance -December 31, 2011	78,866,680	$	78,866 $	975,764 $	(720,984) $	333,646
Issuance of common stock for cash proceeds	4,031,000		4,032	163,706	-	167,738
Stock issued for services to consultants and employees	300,000		300	14,700		15,000
Net loss				-	(311,123)	(311,123)
Balance-September 30, 2012	83,197,680	$	83,198 $	1,154,170 $	(1,032,107) $	205,261

Strategic Global Investments, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - SUMMARY OF COMPANY BUSINESS

The Company Strategic Global Investments, Inc. is a Delaware chartered corporation, which conducts business from its headquarters in San Diego, CA. It was formed on December 11, 1985 as a Florida chartered corporation. On August 26, 2008, the Company was reincorporated under the laws of the State of Delaware. On May 17, 2010, the Company changed its name from American Consolidated Laboratories, Inc. to Strategic Global Investments, Inc.

Strategic Global Investments Inc., (STBV) is engaged in producing and streaming live video shows and other corporate media products from its San Diego studios in a cost efficient manner that other studios cannot match due to our cutting edge video/audio technology. STBV also has remote video/audio capabilities from other venues such as restaurants, counsel meetings and many other venues that can stream seamlessly directly to the Internet.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $1,032,107 accumulated through September 30, 2012. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to continue to develop and grow its online business operations

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its condensed financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of Estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the condensed financial statements are published, and (iii) the reported amount of net sales and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of condensed financial statements; accordingly, actual results could differ from these estimates.

These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of year ended or less to be cash equivalents. Cash equivalents include cash on hand and cash in the bank.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

The range of estimated useful lives used to calculate depreciation for principal items of property and equipment are as follow:

Asset Category	**Depreciation/ Amortization Perio(**
Furniture and Fixture	3 years
Office equipment	3 years
Leasehold improvements	5 years

Property Evaluations

Management of the Company will periodically review the net carrying value of its properties on a property-by-property basis. These reviews will consider the net realizable value of each property to determine whether a permanent impairment in value has occurred and the need for any asset write-down. An impairment loss will be recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying

amount of the asset. Measurement of an impairment loss will be based on the estimated fair value of the asset if the asset is expected to be held and used.

Although management will make its best estimate of the factors that affect net realizable value based
on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its assets, and necessitate asset impairment write-downs.

Asset retirement obligations

The Company plans to recognize liabilities for statutory, contractual or legal obligations, including those associated with the reclamation of properties and any plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation will be recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost will be added to the carrying amount of the related asset and the cost will be amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability will be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, *long-lived assets*, such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standard ("FASB")

Accounting Standards Codification ("ASC") Topic 350 *Goodwill and Other Intangible Assets*, effective July 1, 2002. In accordance with ("ASC Topic 350") "*Goodwill and Other Intangible Assets*," goodwill, which represents the excess of the purchase price and related costs over the value assigned to net tangible

and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with
ASC Topic 350. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. ASC Topic 350 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Income Taxes

Deferred income taxes are provided based on the provisions of ASC Topic 740, "*Accounting for Income Taxes*", to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740; "Accounting For Uncertainty In Income Taxes-An Interpretation Of ASC Topic 740 ("Topic 740"). Topic 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments. At December 31, 2011, the Company did not record any liabilities for uncertain tax positions.

We have adopted "Accounting for Uncertainty in Income Taxes". A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax

positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of ASC 740-10-25 had no effect on our condensed financial statements.

Concentration of Credit Risk

The Company maintains its operating cash balances in banks in Carlsbad, California. The Federal Depository Insurance Corporation (FDIC) insures accounts at each institution up to $250,000.

Share-Based Compensation

The Company applies Topic 718 "Share-Based Payments" ("Topic 718") to share-based compensation, which requires the measurement of the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Compensation cost is recognized when the event occurs. The Black-Scholes option-pricing model is used to estimate the fair value of options granted.

Basic and Diluted Net Loss Per Share

Net loss per share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted net loss per share for the Company is the same as basic net loss per share, as the inclusion of common stock equivalents would be antidilutive.

Fair Value of Financial Instruments

The Company financial instruments consist primarily of cash, affiliate receivable, settlement receivable, accounts payable and accrued expenses and debt. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

The Company adopted ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based measurements.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical asse liabilities in active markets;

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable of the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active;

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation for comparative purposes.

Recent Accounting Pronouncements

ASU 2011-05 – Presentation of comprehensive income

ASU 2011-05 was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders' equity. Instead, the new guidance now requires entities to present all nonowner changes in stockholders' equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements.

All entities that report OCI items will be impacted by the changes in this ASU. The components of OCI have not changed, nor has the guidance on when OCI items are reclassified to net income; however, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments to ASC 220, Comprehensive Income, included in ASU 2011-05, Presentation of Comprehensive Income, are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities and for interim and annual periods thereafter. The amended guidance must be applied retrospectively and early adoption is permitted.

ASU 2011-04 – Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

The amendments in ASU 2011-04 do not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

- The concepts of highest and best use and valuation premise are relevant only for measuring the fair value of nonfinancial assets and do not apply to financial assets and liabilities.

- An entity should measure the fair value of an equity-classified financial instrument from the perspective of the market participant that holds the instrument as an asset.

- An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity's net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity's net, rather than gross, exposure to those risks.

- Premiums or discounts related to the unit of account are appropriate when measuring fair value of an asset or liability if market participants would incorporate them into the measurement (for example, a control premium). However, premiums or discounts related to size as a characteristic of the reporting entity's holding (that is, a "blockage factor") should not be considered in a fair value measurement.

The amendments to ASC 820, Fair Value Measurement, included in ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, are effective prospectively for public entities for interim and annual periods beginning after December 15, 2011 (that is, the quarter ending March 31, 2012 for calendar-year entities). Early adoption is not permitted for public entities

<u>ASU 2011-03 – Reconsideration of effective control for repurchase agreements</u>

The amendments to ASC 860-10 included in ASU 2011-03, simplified the accounting for financial assets transferred under repurchase agreements (repos) and similar arrangements, by eliminating the transferor's ability criteria from the assessment of effective control over those assets as well as the related implementation guidance.

Currently under ASC 860-10-40-24 a transferor must meet four criteria to maintain effective control of securities transferred in a repo and to therefore account for the transfer as a secured borrowing rather than a sale. One of these criteria states that the transferor must be able to either repurchase or redeem the transferred securities on substantially the agreed terms, even if the transferee is in default. This criterion is satisfied only if the transferor has cash or collateral sufficient to fund substantially the entire cost of purchasing replacement securities.

The amendments in ASU 2011-03 remove this criterion and related implementation guidance from the Codification, thereby reducing the criteria that transferors must satisfy to qualify for secured borrowing accounting and, as a result, likely reducing the number of transfers accounted for as sales.

The amendments to ASC 860-10, Transfers and Servicing, included in ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements, are effective for both public and nonpublic entities prospectively for new transfers and existing transactions modified as of the first interim or annual period beginning on or after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities). Early adoption is not permitted.

<u>ASU 2011-02 - FASB amends creditor troubled debt restructuring guidance</u>

This bulletin discusses ASU 2011-02, which was issued by the FASB to provide creditors with additional guidance in evaluating whether a restructuring of debt is a troubled debt restructuring. The new guidance does not amend the guidance for debtors. It is generally effective for public entities in the quarter ended September 30, 2011.

ASU 2011-01 - Troubled debt restructuring disclosures for public-entity creditors deferred

The FASB issued Accounting Standards Update (ASU) 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, which temporarily defers the date when public-entity creditors are required to provide the new disclosures for troubled debt restructurings in ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The deferred effective date will coincide with the effective date for the clarified guidance about what constitutes a troubled debt restructuring, which the Board is currently deliberating. The clarified guidance is expected to apply for interim and annual periods ending after June 15, 2011.

When providing the new disclosures under ASU 2010-20, public entities would be required to retrospectively apply the clarified guidance on what constitutes a troubled debt restructuring to restructurings occurring on or after the beginning of the year in which the proposed clarified guidance is adopted.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its condensed financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company has 10,000,000 shares of preferred stock, par value $0.001 authorized.

The Company has 1,000,000,000 shares of common stock authorized. At January 1, 2009, the Company had 32,088 shares issued and outstanding. During 2009, the Company issued 1 share in exchange for the payment of $250 in expenses incurred by the Company. On May 17, 2010, the Company authorized a 1-for-1,000 reverse split of the then issued and outstanding common stock. During 2010 the Company issued 55,100,000 shares of common stock to effect the reverse acquisition of its now 99% owned Mexican subsidiary corporation, Punta Perfecta S.A. de C.V,. During 2010 the Company issued 10,100,000 shares of common stock in exchange for $101,000 in cash.

During the year ended December 31, 2011, the Company issued 11,640,000 shares of common stock in exchange for $395,850 in cash. The Company also issued 320,000 shares, valued at $12,000, to acquire Wazzuu, Inc. in January 2011and 750,000 shares, valued at $37,500, to acquire certain intangible assets in February 2011. Also in February

2011 the Company agreed to issue a total of 3,490,000 shares over an 18 month period

for services to be rendered over that time period. As of December 31, 2011, the Company had issued 1,150,000 shares of this total, valued at $57,500. During the second quarter of 2011, the Company issued 150,000 shares of common stock in exchange for services valued at $7,500, or $0.05 per share. During the second quarter the Company issued 9,592 round up shares to complete the reverse stock split in May 2010. During the third quarter of 2011, the Company repurchased 5,000,000 shares of common stock in exchange for $50,000, the same price that they had been sold for. At December, 2011 and September 30, 2012, the Company had 78,866,680 and 83,197,680 shares issued and outstanding respectively.

NOTE 5 - INCOME TAXES

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $1,025,000 expiring beginning December 31, 2015. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and
continually evaluate new circumstances surrounding the future realization of such assets. The difference between income taxes and the amount computed by applying the federal statutory tax rate to the loss before income taxes is due to an increase in the deferred tax asset valuation allowance. The valuation allowance at September 30, 2012, is 100%.

NOTE 6 - DEBT

The Company had three loans outstanding. The first is unsecured in the amount of $35,000, 5 year maturity, 6% interest rate, principal and interest due at maturity date. The second is secured by the short-term investment property in the amount of $113,750 year maturity, 9% interest rate, with $853 monthly payments. The third is a line of credit, secured by the short-term investment property, in the amount of $100,000, 2 year maturity, 10% interest rate, principal and interest due at maturity date. These loans were paid off in the first quarter of 2011, when the Company sold the short-term investment property. During the first quarter 2011 the Company received a short-term loan of $20,000, which was repaid in the second quarter.

The Company also has two notes outstanding to individuals. The notes are for $50,000 and $7,500 and carry an interest rate of 6% and 10% respectively. Total outstanding as of September 30, 2012, including interest, is $57,579 for the two notes payable. The loan for $7,500 was paid back with interest in October 2012.

In addition the CEO of the Company has loaned the Company approximately $357,044 for working capital purposes. The loan is payable on demand and currently has no other

terms or interest rate.

NOTE 7 - SHORT-TERM INVESTMENTS

The Company purchased a property from foreclosure with a total to-date investment of $196,709, inclusive of a $15,000 deposit for needed repairs. This property was sold in the first quarter of 2011 for a net gain of $49, 815.

NOTE 8 - ACQUISITIONS

On January 1, 2011, the Company acquired Wazuu, Inc., a then newly formed corporation which had contributed to it by its founder certain intellectual property, including a social media networking website. The cost of the acquisition was $10,500 in cash and 240,000 shares of common stock, valued at $12,000.

In February 2011, the Company acquired certain intangible assets, including several well followed websites in the North Central Midwest US for 750,000 shares of common stock valued at $37,500.

EXHIBITS

Exhibit Number	
2.1	Restated Certificate of Incorporation
2.2	Bylaws
3.1	Exhibit 2.1 is incorporated herein by reference
4.1	Form of Subscription Agreement

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on 7th December, 2012.

STRATEGIC GLOBAL INVESTMENTS, INC.

By: ______________________

Andrew Fellner

Title: CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Andrew Fellner

CEO, Chief Financial Officer and Sole Director

RESTATED CERTIFICATE OF INCORPORATION
OF
STRATEGIC GLOBAL INVESTMENTS, INC

ARTICLE I

NAME

The name of the Corporation shall be STRATEGIC GLOBAL INVESTMENTS, INC.

ARTICLE II

PERIOD OF DURATION

STRATEGIC GLOBAL INVESTMENTS, INC (the "Corporation") shall have perpetual existence.

ARTICLE III

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 800 Delaware Avenue, City of Wilmington, New Castle County 19801. The name of the Corporation's registered agent at the address is Delaware Corporations LLC. Either the registered office or the registered agent may be changed in the manner provided by law.

ARTICLE IV

PURPOSE

The purpose for which the Corporation is formed is to engage in and to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Delaware General Corporation Law, including without limitation any lawful business or businesses similar to that of a holding company.

ARTICLE V

POWERS

In furtherance of the foregoing purposes the Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under Delaware General Corporation Law, as amended. In addition, it may do everything necessary, suitable or proper toward the accomplishment of any corporate purpose.

ARTICLE VI

CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 1,010,000,000; 1,000,000,000 shares shall be designated common stock, par value $.001 per share and 10,000,000 shares shall be designated as preferred stock, par value $.001 per share.

Preferred Stock:

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitation, relative right and voting rights, if any, of each series by the adoption and filing in accordance with the Delaware General Corporation Law, before the issuance of any shares of such series, of an amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same series shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and condition of redemption of each class:

FIRST: The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND: Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i) any amendment of this Certificate of Incorporation;

(ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii) the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation including its goodwill and franchises;

(iv) the participation by the Corporation in a share exchange (as defined in Delaware General Corporation Law); and

(v) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings relating o the Corporation.

ARTICLE VII

QUORUM PROTECTIVE PROVISIONS

Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except otherwise provided by the Delaware General Corporation Law, by this Certificate of Incorporation or by the Corporation's By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend any business may be transacted which might have been transacted if the meeting had been held as originally called.

ARTICLE VIII

PREEMPTIVE RIGHTS

A shareholder of the Corporation shall not be entitled to a preemptive or preferential right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

ARTICLE IX

CUMULATIVE VOTING RIGHTS

The shareholders shall not be entitled to cumulative voting rights.

ARTICLE X

BOARD OF DIRECTORS

The Board of Directors shall consist of not less than one (1) and not more than nine (9) directors. Within the foregoing limits, the number of directors from time to time comprising the entire board of directors shall be fixed by or in the manner provided in the By-Laws.

(1) The Board of Directors shall have the power to authorize the issuance from time to time of shares of stock of any class, whether now or hereafter authorized, or securities

convertible into or exercisable for shares of its stock of any class or classes, including options, warrants or rights, whether now or hereafter authorize.

(2) The Board of Directors shall have the power, if authorized by the By-Laws, to designate by resolution or resolutions adopted by a majority of the Board of Directors, one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolutions or in the By-Laws of the Corporation and permitted by the Delaware General Corporation Law, shall have any and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all instruments and documents which may require it.

(3) If the By-Laws so provide, the Board of Directors shall have the power to hold its meetings, to have an office or offices and, subject to the provisions of Delaware General Corporate Law, to keep the books of the Corporation, outside of said State at such place or places as may from time to time be designated by it.

(4) The Board of Directors shall have the power to borrow or raise money, from time to time and without limit, and upon any terms, for any corporate purposes; and, subject to the Delaware General Corporation Law, to authorize the creation, issuance, assumption or guaranty of bonds, notes or other evidences of indebtedness for moneys so borrowed, to include therein necessary provisions such as redemption, conversion or otherwise, as the Board of Directors, in its sole discretion, may determine and to secure the payment of principal, interest or sinking fund in respect thereof by mortgage upon, or the pledge of, or the conveyance or assignment in trust of, the whole or any part of the properties, assets and goodwill of the Corporation then owned or thereafter acquired.

(5) The Board of Directors shall have the power to adopt, amend and repeal the By-Laws of the Corporation.

The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of this Certificate of Incorporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the laws of the State of Delaware now or hereinafter in force.

ARTICLE XI

INDEMNIFICATION

The Corporation may:

(A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the

Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment, orders, settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(B) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person had been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(C) Indemnify a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article XII or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (A) or (B) of this Article XI (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI.

The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article XI.

ARTICLE XII

TRANSACTIONS WITH INTERESTED PARTIES

No contract or other transaction between the Corporation and one (1) or more of its directors or any other Corporation, firm , association, or entity in which one (1) or more of its directors are directors or officers or are financially interested shall be either void or voided solely because of such relationship or interest, or solely because such directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or solely because their votes are counted for such purpose if:

(A) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee that authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(B) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

(C) The contract or transaction is fair and reasonable to the Corporation.

Common or interested directors may be counted in determining the presence of a quorum, as herein previously defined, at a meeting of the Board of Directors or a committee thereof that authorizes, approves, or ratifies such contract or transaction.

ARTICLE XIII

VOTING OF SHAREHOLDERS

Except as may be otherwise required by law, if a quorum is present, the affirmative vote of a majority of the outstanding shares represented at the meeting and entitled to vote thereon, or of any class or series, shall be the act of the shareholders on all matters except the election of directors. Directors shall be elected by plurality vote.

ARTICLE XIV

LIABILITY OF DIRECTORS

To the maximum extent permitted by law, no director of the Corporation shall be personally liable for money damages to the Corporation or any of its stockholders for money damages for breach of fiduciary duty as a director.

ARTICLE XV

INCORPORATOR

The name and address of the incorporator is as follows:

Michael Anthony
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

IN WITNESS WHEREOF, the incorporator has executed this Certificate of Incorporation on this 22nd day of July, 2008

/s/ Michael Anthony

BY-LAWS
OF
STRATEGIC GLOBAL INVESTMENTS, INC.

A Delaware Corporation

ARTICLE I – OFFICES

The registered office of the Corporation in the State of Delaware shall be located in the City and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Delaware as the Board of Directors may, from time to time, determine.

ARTICLE II – MEETING OF SHAREHOLDERS

Section 1 – Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors, at the time fixed from time to time by the Directors.

Section 2 – Special Meetings:

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Delaware.

Section 3 - Court-Ordered Meeting:

The Court of Chancery in this State where the Corporation's principal office is located, or where the Corporation's registered office is located in this state, may after notice to the Corporation, order a meeting if an annual meeting has not been held within any thirteen month period, if there is a failure by the Corporation to hold an annual meeting for a period of thirty days after the date designated therefore, or if no date has been designated, for a period of thirteen months after the organization of the Corporation or after its last annual meeting. The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders, entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.

Section 4 - Place of Meetings:

Meeting of the shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Delaware as the Directors may

from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Delaware:
701 Palomar Airport Road, Suite 300, Carlsbad, CA 92009

Section 5 – Notice of Meetings:

(a) Written or printed notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by first class mail, by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to cite at such meeting, and to any other shareholder to whom given notice may be required by law. Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to dissent and receive payment for their shares pursuant to the Delaware General Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder as it appears on the share transfer records of the Corporation.

Sections 6 – Shareholders' List:

(a) After fixing a record date for a meeting, the officer who has charge of the stock ledger of the Corporation, shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place indentified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period it is available for inspection.

(b) The Corporation shall make the shareholder's list available at the meeting of shareholders, and any shareholder or the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c) Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, such Directors shall be ineligible for election for any office at such meeting.

(d) The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by Section 219 of the Delaware General Corporation Law or the books of the Corporation, or to vote in person or by proxy at any shareholders' meeting.

Section 7 – Quorum:

(a) Except as otherwise provide herein, or by law, or in the Certificate of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called pursuant to Section 211 of the Delaware General Corporations Law, a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 8 – Voting:

(a) Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, any corporate action, other than the election of Directors, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders of the Corporation.

(b) Unless otherwise provided for in the Articles of Incorporation of this Corporation, Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the cumber of shares owned by him/her for as many persons as there are Directors to be elected.

(c) Unless otherwise provided for in the Certificate of Incorporation of this Corporation, Directors will be elected by a plurality of the votes by the shares, present in person or by proxy, entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him/her for as many persons as there are Directors to be elected.

(d) Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to cite thereat, shall be entitled to one vote for each share registered in his or her name on the books of the Corporation.

Section 9 – Proxies:

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself or herself, or by his or her attorney-in-fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram telex, cablegram, or similar transmission by the shareholder, or a photographic, photostatic, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. No proxy shall be valid after the expiration of three years from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 10 – Action Without a Meeting:

Unless otherwise provided for in the Certificate of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the shareholder of the Corporation having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to the Corporation to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of shareholders' meetings are recorded.

Section 11- Inspectors:

(a) The Corporation shall appoint one or more inspectors, and one or more alternate inspectors, to act at any shareholders' meeting and make a written report thereof, so long as such inspectors sign an oath to faithfully execute their duties with impartially and to the best of their ability before such meeting. If no inspector or alternate is able to act at the shareholder meeting, the presiding officer shall appoint one or more inspectors to act at the meeting.

(b) The inspector shall:

(i) ascertain the number of shares entitled to vote and the voting power of each such shareholder;

(ii) determine the shares represented at a meeting and the validity of proxies and ballots;

(iii) count all votes and ballots;

(iv) determine and retain for a reasonable time a disposition record of any challenges made to any of the inspectors' determinations; and

(v) certify the inspectors' determinations of the number of shares represented at the meeting and their count of all votes and ballots.

ARTILE III – BOARD OF DIRECTORS

Section 1 – Number, Term, Election and Qualifications:

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of 1 persons, unless and until otherwise determined by vote of a majority of the entire Board of Director. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholder, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless required by the Certificate of Incorporation of the Corporation or these Bylaws.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws, by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of the shareholders and until their successors have been duly executed and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, or until his/her prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

*NOTE: Article III Section 1 Subsection (b) of these Bylaws shall not be used in the Corporation's Bylaws unless the Corporation has one or more classes of voting stock that are:

(i) listed on a national exchange; (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association; or (iii) held by more than two thousand shareholders of record of the Corporation.

Section 2 – Duties and Powers:

The Board if Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Delaware State Law, in the Certificate of Incorporation or in these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 – Regular Meetings; Notice:

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Delaware at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 – Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waiver of notice thereof.

(b) Except as otherwise required statue, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice, of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mail, so addressed, with postage prepaid. If notice is given by a telegram, it shall be deemed to be delivered when the telegram is delivered to the telegram company. A notice, or waiver of notice, except a s required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him/her, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

(d) Unless otherwise stated in the Articles of Incorporation of the Corporation, the Chairperson, President, Treasurer, Secretary or any two or more Directors of the Corporation may call any special meeting of the Board of Directors.

Section 5 – Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his or her absence, any other Director chosen by the Board of Directors shall preside.

Section 6 – Quorum and Adjournments:

(a) At all meeting of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws. (Note: If the Certificate of the Incorporation authorizes a quorum to consist of less than a majority, but no fewer than one-third of the prescribed number of Directors as permitted by law except that when a board of Director shall constitute a quorum or if the Certificate of Incorporation and/or Bylaws require a greater number than a majority as constituting a quorum then these Bylaws would state that this lesser or greater amount, instead of a majority, will constitute a quorum.)

(b) A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place off the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 – Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing, made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Delaware.

(d) Where appropriate communications facilities are reasonably available, any or all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 – Vacancies:

(a) Any vacancy in the Board of Directors accruing by reason of an increase in the number of Directors, or by reason of the death, resignation, disqualification, removal for inability to act as Director, or any other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) If at any time, by reason of death resignation or other cause, the Corporation shall have no Directors in office, then an officer or shareholder or an executor, administrator, trustee, or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders to fill such vacancies or may apply to the Court of Chancery for a decree summarily ordering an election.

(c) If the Directors of the Corporation constitutes less than a majority of the whole Board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of shares entitled to vote for Directors, order an election to be held, to fill any such vacancies or newly created directorships.

(d) Unless otherwise provided for by statute, the Certificate of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 10 – Removal:

One or more or all of the Directors of the Corporation may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, unless the Certificate of Incorporation provides that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in the Certificate of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders of that voting group may participate in the vote to remove that Director.

Section 11- Compensation:

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 – Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more member, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV – OFFICERS

Section 1 – Number, Qualifications, Election and Term of Office:

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of an officer whose duty is to record proceedings of shareholders' and Directors' meetings and such other officers as the Board of Directors may from time to time deem advisable. Any officer other than the Chairmen of the Board of Directors may be, but is not required to be, a Director of the Corporation. Any two or more offices may be held by that same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholder.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 – Resignation:

Any officer may resign at any time by giving a written notice of such resignation to the Corporation.

Section 3 - Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 – Vacancies:

A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 5 – Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 – Compensation:

The compensation of the officers of the Corporation shall be fixed, from time to time by the Board of Directors.

ARTICLE V – SHARES OF STOCK

Section 1 – Certificate of Stock:

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the Chairperson, Vice-Chairperson, President, or Vice-President and Secretary or an Assistant Secretary or the Treasurer or Assistant Treasurer, or any other Officer designated by the Board of Directors, certifying that the number of shares owned by him or her in the Corporation, provided however, that where such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf or the Corporation and a registrar, any such signature may be a facsimile thereof. In case any officer who has signed or whole facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) Certificates shall be issued in such form not inconsistent with the Certificate of Incorporation and as shall be approved by the Board of Directors. Such certificates shall be numbered and registered on the books of the Corporation, in the order in which they were issued.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 3 – Transfers of Shares:

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 – Record Date:

(a) The Board of Directors may fix, in advance, which shall not be more than sixty, nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholder, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholder entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of the business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, provided that such record date shall not be more than sixty days before such action.

(c) The Board of Directors may fix, in advance, a date which shall not precede the date upon which the resolution fixing the date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date is fixed and no prior action is required by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, shall be that first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery by hand or by certified or registered mail, return receipt requested, to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded, If no record date is fixed by the Board of Directors and prior action is required by law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which of Board of Directors adopts the resolution taking such prior action

(d) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE VI – DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefore, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII – FISCAL YEAR

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors.

ARTICLE IX – AMENDMENTS

Section1 – Initial Bylaws:

The initial Bylaws of the Corporation shall be adopted by the Board of Directors at its organizational meeting.

Section 2 – By Shareholders:

All By-Laws of the Corporation shall be subject to alteration or repeal, and new By-Laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 3 – By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, By-Laws of the Corporation; however, Bylaws made by the Board may be altered or repealed, and new Bylaws make by the shareholders.

ARTICLE XI – INTERESTED DIRECTORS:

No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are Directors or Officers, or have financial interest, when such Director of Officer is present at or participates in the meeting of Board or committee which authorizes the contract or transaction or his/her votes are counted for such purpose if:

(a) the material facts as to his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee in good faith authorizes the contract or transactions by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) the material facts as to his/her relationship or relationships or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the shareholders. Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors or committee meeting authorizing the contract of transaction.

ARTICLE XII – FORM OF RECORDS:

Any records maintained by the Corporation in its regular course of business, including, but not limited to, its stock ledger, books of account and minute book, may be kept on, or be in the form of punch cards, magnetic tape, photographs, micro-photographs or any other information storage device, provided that the records so kept may be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any of such records so kept upon request of any person entitled to inspect the same.

ARTICLE XIII – INDEMNIFICATION

Section 1. – Right to Indemnification.

To the fullest extent permitted by law, every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses, liability and loss (including without limitation, attorney's fees, judgments, fines, taxes, penalties and amounts paid in settlement) paid or incurred by such person in connection with any actual or threatened claim, action, suit, proceeding or matter, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director, officer or employee of the Corporation or by reason of the fact such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

ARTICLE XIV – LIMITATION ON LIABILITY

Section 1. – Limitation on Liability

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable for monetary damages, or otherwise, as a result of (i) any action taken; or (ii) failure to take any action. Any amendment or repeal of this Article XIV or adoption of any other provision of these Bylaws or the Certificate of Incorporation which has the effect of increasing director or officer liability shall operate prospectively only and shall not have any effect with respect to any action taken, or failure to act, prior to the adoption of such amendment, repeal or other provision.

Exhibit 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "**Subscription Agreement**") made as of this ___ day of __________, 201_, by and between Strategic Global Investments, Inc., a Delaware corporation (the "**Issuer**"), with offices at 8451 Miralani Drive, Suite D, San Diego, CA 92126, and the undersigned (the "**Subscriber**").

WHEREAS, pursuant to an Offering Circular dated December __, 2012 (the "**Offering Circular**"), the Issuer is offering in a Regulation A offering (the "**Offering**") to accredited investors up to 125,000,000 shares (the "**Shares**") of the Issuer's common stock, par value $0.001 per share ("**Common Stock**") at a purchase price of $0.04 per Share for a maximum aggregate purchase price of $5,000,000 (the "**Maximum Offering**").

WHEREAS, the Subscriber desires to subscribe for the number of Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page hereof, at a price equal to $0.04 per Share, and the Issuer agrees to sell such Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform the obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "**Advisors**") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "**Offering Documents**").

1.4 The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Shares; (ii) the Shares are not registered under the Securities Act of 1933, as amended (the "**Act**"), or any state securities law; (iii) there is only a limited trading market for the Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Shares is limited because of the federal and state securities laws and regulations; and (v) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act, and the Subscriber is able to bear the economic risk of an investment in the Shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Shares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the Securities and Exchange Commission (the "**SEC**") or any state securities commission, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account, for investment only, and not with a view toward distribution or resale to others. The Subscriber represents, warrants and agrees that he, she or it will not sell or otherwise transfer the Shares except in accordance with the Securities Act, and fully understands and agrees that the Subscriber must bear the economic risk of his, her or its purchase because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. The Subscriber understands that the Issuer is under no obligation to register the Shares on his, her or its behalf or to assist them in complying with any exemption from registration under the Securities Act or applicable state securities laws.

1.12 The Subscriber understands that the Shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his, her or its investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his, her or its representation merely meant that his, her or its present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that an active market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his, her or its representation to the Issuer, and the SEC might regard such a sale or disposition as a deferred sale, for which such exemption is not available. The Subscriber does not have any such intentions.

1.13 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Restated Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.16 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("**FINRA**") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the Shares through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offering and sale of the Shares and is not subscribing for Shares and did not become aware of the offering of the Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the

Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "**Plan**") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "**Closing Date**"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, authorized to do business in the States of Delaware and California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Shares and the underlying Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party which would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "**Termination Date**").

3.2 The Subscriber has effected a wire transfer in the full amount of the purchase price for the Shares to the Issuer or has delivered a check in payment of the purchase price for the Shares.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

4.4 FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION,

ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

4.5 FOR NON-U.S. RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES, OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES, IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in San Diego County, State of California, and they hereby submit to the exclusive jurisdiction of the federal courts located in San Diego County, State of California with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

______________________________ X $0.04 for each Share = $______________________.

Number of Shares subscribed for Aggregate Purchase Price

Manner in which Title is to be held (Please Check <u>One</u>):

1.	___	Individual	7.	___	Trust/Estate/Pension or Profit Sharing Plan Date Opened:______________
2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ______________________________ Under the Uniform Gift to Minors Act of the State of ______________________________
3.	___	Community Property	9.	___	Married with Separate Property
4.	___	Tenants in Common	10.	___	Keogh
5.	___	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety
6.	___	IRA	12.	___	Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

<u>IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN</u>

<u>INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 10</u>

<u>SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 11</u>

EXECUTION BY NATURAL PERSONS

____
Exact Name in Which Title is to be Held

____________________ Name (Please Print)	____________________ Name of Additional Subscriber
____________________ Residence: Number and Street	____________________ Address of Additional Subscriber
____________________ City, State and Zip Code	____________________ City, State and Zip Code
____________________ Social Security Number	____________________ Social Security Number
____________________ Telephone Number	____________________ Telephone Number
____________________ Fax Number (if available)	____________________ Fax Number (if available)
____________________ E-Mail (if available)	____________________ E-Mail (if available)
____________________ (Signature)	____________________ (Signature of Additional Subscriber)

ACCEPTED this ___ day of _________ 201_, on behalf of Strategic Global Investments, Inc.

By: ____________________________________
Name:
Title:

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

(Corporation, Partnership, Trust, Etc.)

____

Name of Entity (Please Print)

Date of Incorporation or Organization:

State of Principal Office:

Federal Taxpayer Identification Number: ____________________________________

____

Office Address

____

City, State and Zip Code

____

Telephone Number

____

Fax Number (if available)

____

E-Mail (if available)

[seal]

Attest: ______________________________
(If Entity is a Corporation)

By: ______________________________
Name:
Title:

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party:**

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules

____

Name of FINRA Firm

By: ______________________________
Name:
Title:

ACCEPTED this ____ day of ________ 201_,
on behalf of Strategic Global Investments, Inc.

By: ______________________________
Name:
Title:

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and (1) the decision that you shall subscribe for and purchase shares of the common stock, par value $0.001 per share (the "**Shares**") of Strategic Global Investments, Inc. is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("**Regulation D**") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "**Code**"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of Strategic Global Investments, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

- ☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

- ☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

- ☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below which correctly describe you.

With respect to this investment in Shares of the Issuer, your:

Investment Objectives: ☒ Aggressive Growth ☒ Speculation

Risk Tolerance: ☐ Low Risk ☐ Moderate Risk ☒ High Risk

Are you associated with a FINRA Member Firm? ☐ Yes ☐ No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below:

____ ____ I/We understand that this investment is not guaranteed.

____ ____ I/We are aware that this investment is not liquid.

____ ____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ ____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Shares of the Issuer.

______________________________	______________________________
Name of Purchaser [please print]	**Name of Co-Purchaser [please print]**
______________________________	______________________________
Signature of Purchaser (Entities please provide signature of Purchaser's duly authorized signatory.)	**Signature of Co-Purchaser**

____

Name of Signatory (Entities only)

____

Title of Signatory (Entities only)